                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                UNITED STATES                   / OMB Number:        3235-0360 /
       SECURITIES AND EXCHANGE COMMISSION       / Expires:       July 31, 1994 /
             Washington, D.C. 20549             / Estimated average burden     /
                                                / hours per response......0.05
                  FORM N-17f-2                  /------------------------------/

Certificate of Accounting of Securities and Similar
          Investments in the Custody of
         Management Investment Companies
     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

-------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                           Date examination completed:
811-6526                                                         November 30, 1999
-------------------------------------------------------------------------------------------------------
2. State identification Number:
   -----------------------------------------------------------------------------------------------
        AL             AK             AZ             AR             CA             CO
   -----------------------------------------------------------------------------------------------
        CT             DE             DC             FL             GA             HI
   -----------------------------------------------------------------------------------------------
        ID             IL             IN             IA             KS             KY
   -----------------------------------------------------------------------------------------------
        LA             ME             MD             MA             MI             MN
   -----------------------------------------------------------------------------------------------
        MS             MO             MT             NE             NV             NH
   -----------------------------------------------------------------------------------------------
        NJ             NM             NY             NC             ND             OH
   -----------------------------------------------------------------------------------------------
        OK             OR             PA             RI             SC             SD
   -----------------------------------------------------------------------------------------------
        TN             TX             UT             VT             VA             WA
   -----------------------------------------------------------------------------------------------
        WV             WI             WY             PUERTO RICO
   -----------------------------------------------------------------------------------------------
        Other (specify):
   -----------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
The Coventry Group: Boston Balanced Fund, Walden Social Balanced Fund and Walden Social Equity Fund
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
3435 Stelzer Road, Columbus, Ohio 43219
-------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Management Statement Regarding Compliance with Certain Provisions of the
------------------------------------------------------------------------
Investment Company Act of 1940
------------------------------

We, as members of management of the Boston Balanced Fund, the Walden Social Balanced Fund, and the Walden Social Equity Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 1999 and from June 30, 1999 through November 30, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1999, and from June 30, 1999 through November 30, 1999, with respect to securities reflected in the investment accounts of the Funds.


The Boston Balanced Fund
The Walden Social Balanced Fund
The Walden Social Equity Fund


By:

/s/ Sue A. Walters



May 23, 2000

Report of Independent Public Accountants
----------------------------------------


To the Board of Trustees of the Boston Balanced Fund, the Walden Social Balanced Fund, and the Walden Social Equity Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Boston Balanced Fund, the Walden Social Balanced Fund, and the Walden Social Equity Fund (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act")as of November 30, 1999. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1999, and with respect to agreement of security purchases and sales, for the period from June 30, 1999 (date of our last examination) through November 30, 1999, without prior notice to management:

 .  Confirmation of all securities held by institutions in book entry form (The
   Bank of New York);

 . Reconciliation of all such securities to the books and records of the Funds and United States Trust Company of Boston, the custodian;

 . Confirmation of all certificates of deposit and money markets with brokers/ banks and transfer agents and agreement with United States Trust Company of Boston records; and

 . Agreement of two (2) security purchases and two (2) security sales or maturities for each Fund identified above since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1999, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and it is not intended to be and should not be used by anyone other than these specified parties.



/s/ ARTHUR ANDERSEN LLP



Cincinnati, Ohio
May 23, 2000